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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A


          Under the Securities Exchange Act of 1934 (Amendment No. 1)*


                                   MESA Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   590911103
                                 (CUSIP Number)

                                Kenneth A. Hersh
                          777 Main Street, Suite 2700
                            Fort Worth, Texas 76102
                                 (817) 820-6600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 18, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    *The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 590911103                  SCHEDULE 13D
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         (1)   Names of Reporting Persons S.S. or I.R.S. Identification
               Nos. of Above Persons

               DNR-MESA HOLDINGS, L.P.
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         (2)   Check the Appropriate Box if a Member of a Group (See
               Instructions)
                                                                 (a)  [ ]
                                                                 (b)  [ ]
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         (3)   SEC Use Only
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         (4)   Source of Funds (See Instructions)         OO (See Item 3)
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         (5)   Check if Disclosure of Legal Proceedings is Required
               Pursuant to Items 2(d) or 2(e)                         [ ]
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         (6)   Citizenship or Place of Organization   DNR-MESA HOLDINGS,
                                                      L.P. IS A LIMITED
                                                      PARTNERSHIP FORMED
                                                      UNDER THE LAWS OF
                                                      THE STATE OF TEXAS.
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                         (7)  Sole Voting Power           60,000,419  (1)
                         ------------------------------------------------
         Number of
         Shares          (8)  Shared Voting Power                       0
         Beneficially    ------------------------------------------------
         Owned by
         Each            (9)  Sole Dispositive Power      60,000,419  (1)
         Reporting       ------------------------------------------------
         Person With:
                         (10) Shared Dispositive Power                  0
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         (11)  Aggregate Amount Beneficially Owned by Each Reporting
               Person                                          60,000,419
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         (12)  Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares (See Instructions)                              [ ]
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         (13)  Percent of Class Represented by Amount in Row (11)
                                                               48.3%  (2)
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         (14)  Type of Reporting Person (See Instructions)             PN
         ----------------------------------------------------------------




         (1) As exercised through its sole general partner, Rainwater, Inc., a Texas corporation.

         (2) Based on the 64,279,568 shares of Common Stock outstanding as of November 13, 1996, plus the 60,000,419 additional shares of Common Stock issuable upon the conversion of all of the Partnership's shares of Series B 8% Cumulative Convertible Preferred Stock of the Issuer.

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          The Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on July 11, 1996 is hereby amended as follows:

    ITEM 1.    SECURITY AND ISSUER.

          No modification.

    ITEM 2.    IDENTITY AND BACKGROUND.

          No modification.

    ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Rainwater has fully repaid, using personal assets, the $53,170,000 borrowed under the Credit Line.

    ITEM 4.    PURPOSE OF TRANSACTION.

          All references to the Standby Commitment are modified by the fact that the Partnership ultimately was not obligated to purchase any shares pursuant to the Standby Commitment prior to its termination.

          By virtue of the right of each share of Series B Preferred Stock to convert into one share of the Common Stock, the Partnership currently has beneficial ownership of 60,000,419 shares, or 48.3%, of the outstanding shares of the Common Stock.(3)

    ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Partnership. The Partnership is the beneficial owner of 60,000,419 shares of Common Stock. Based on the number of shares of Common Stock issued and outstanding as of November 13, 1996, as contained in the Issuer's most recently available filing with the Securities and Exchange Commission, the Partnership is the beneficial owner of approximately 48.3% of the outstanding shares of Common Stock.

          Rainwater, Inc. Rainwater, Inc. may, as the sole general partner of the Partnership, be deemed to be the beneficial owner of all 60,000,419 shares of Common Stock beneficially owned by the Partnership which constitute (based on the number of shares of Common Stock issued and outstanding) approximately 48.3% of the outstanding shares of Common Stock.





         (3) To comply with Rule 13d-3(d)(1)(i), promulgated by the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, the Partnership has calculated its 48.3% beneficial ownership interest by dividing: (1) 60,000,419 shares of Series B Preferred Stock, which includes the shares initially acquired by the Partnership plus the 1,150,862 shares received on September 30, 1996 as a regular quarterly PIK Dividend on the Series B Preferred Stock, by (2) 60,000,419 shares of Common Stock issuable upon conversion of the Partnership's Series B Preferred Stock plus the 64,279,568 shares of Common Stock outstanding as of November 13, 1996. Please note that this required method of calculation may differ from the basis for calculating the percentage ownership of the Issuer's securities represented by the Series B Preferred Stock as set forth in other public filings relating to the transactions described herein.

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          Richard E. Rainwater.  Richard E. Rainwater may, as sole shareholder of Rainwater, Inc., be deemed to be the beneficial owner of all 60,000,419 shares of Common Stock beneficially owned by the Partnership, of which Rainwater, Inc. is the sole general partner. Such 60,000,419 shares of Common Stock constitute approximately 48.3% of the outstanding shares of Common Stock.

          (b) The Partnership. Through Rainwater, Inc., its general partner, the Partnership has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 60,000,419 shares of Common Stock.

          Rainwater, Inc. As the sole general partner of the Partnership, Rainwater, Inc. has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 60,000,419 shares of Common Stock.

          Richard E. Rainwater. As the sole shareholder of Rainwater, Inc., Richard E. Rainwater has the sole power (and no shared power) to vote or direct the vote or dispose or direct the disposition of 60,000,419 shares of Common Stock.

    ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

          On November 18, 1996, an Amended and Restated Agreement of Limited Partnership of DNR-MESA Holdings, L.P., dated as of November 8, 1996, was executed and delivered by all of the partners of the Partnership. This agreement amends and restates the original Agreement of Limited Partnership in its entirety. Among other things, the amended agreement reflects the admission of certain parties as new limited partners, reflects the modification of the required capital contributions of the partners following the termination of the Standby Commitment, and reflects the creation of a profits interest granted to a new limited partner. See
    Exhibit 10.1 attached hereto for a complete copy of the Amended and Restated Agreement of Limited Partnership.

    ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 10.1  -  Amended and Restated Agreement of Limited
                           Partnership of DNR-MESA Holdings, L.P., dated as of November 8, 1996





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                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    Date:  November 27, 1996        DNR-MESA HOLDINGS, L.P.

                                    By:   Rainwater, Inc., its Sole General
                                          Partner


                                       By:   /s/ Kenneth A. Hersh
                                          ------------------------------
                                          Kenneth A. Hersh,
                                          Vice President
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                                 EXHIBIT INDEX

    Exhibit                    Description
    -------                    -----------
    10.1             Amended and Restated Agreement of Limited
                     Partnership of DNR-MESA Holdings, L.P., dated as of November 8, 1996.